NORTHROP GRUMMAN CORPORATION

EXHIBIT 12(a)
NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

$ in millions	Nine Months Ended September 30		Year Ended December 31
Earnings:	2015	2014	2014	2013	2012	2011	2010
Earnings from continuing operations before income taxes	$2,169	$2,236	$2,937	$2,863	$2,965	$3,083	$2,366
Fixed Charges:
Interest expense, including amortization of debt premium	226	208	282	257	212	221	269
Portion of rental expenses on operating leases deemed to be representative of the interest factor	77	76	101	99	116	140	149
Earnings from continuing operations before income taxes and fixed charges	$2,472	$2,520	$3,320	$3,219	$3,293	$3,444	$2,784
Fixed Charges:	$303	$284	$383	$356	$328	$361	$418
Ratio of earnings to fixed charges	8.2	8.9	8.7	9.0	10.0	9.5	6.7